Exhibit 99.1

Medigus: ParaZero Signs New Development Agreement with Latin American Drone Manufacturer Black Square

Tel Aviv, Israel, Aug. 21, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, today announced that ParaZero Technologies Ltd. (PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, (33.36% owned by Medigus),  has announced its further expansion into the Latin American drone market with a new development agreement with Colombia-based drone OEM, Black Square, an industrial drone producer leader in the region that focuses on enterprise drone platforms.

Black Square’s decision to integrate ParaZero’s patented parachute technology underscores the importance of safety in advanced drone operations.

Black Square CEO, Juan Manuel Gonzalez, stated: “Adding rescue systems to our Hercules X4 and Hercules X8 heavy lift drone’s family was a necessary step to enhance our platform safety as well as expand the case uses for our platforms and customers. To guarantee the success of this move, we know for sure that we have to do it hand by hand with the best. For that reason, we choose ParaZero to join us in this journey.”

“Latin America represents a growing market for commercial drone applications, and our collaboration with Black Square solidifies our commitment to promoting safety across the commercial drone and urban air mobility ecosystem in the region,” said Boaz Shetzer, Chief Executive Officer of ParaZero. “Having recently facilitated groundbreaking operational approvals in Latin America with our technology, we’re eager to further our presence and deepen our ties in Latin America, and we look forward to our new partnership with the very talented team at Black Square.”

ParaZero’s SafeAir system offers a holistic safety approach for drone operations. By constantly monitoring and analyzing the aircraft’s flight patterns, it ensures that any indication of critical failure triggers the autonomous deployment of a ballistic parachute. This ensures a safe, controlled descent, drastically minimizing ground risk and potential for damage or injury in the event of an in-flight emergency.

Equipped with ParaZero’s patented parachute technology, organizations and operators around the world have received regulatory approvals for advanced operations, including autonomous flight beyond visual line of sight (BVLOS), operations over people (OOP), operations in densely populated areas, and drone delivery, by providing a robust safety solution to mitigate ground risk in the event of an emergency.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz, by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.  For example, Medigus uses forward looking statements when it discusses Parazero’s development agreement with Black Square and further expansion into Latin America.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com